

Mail Stop 3030

August 2, 2016

<u>Via E-mail</u>
Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, New York 12110

> **Re:** **Plug Power Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 8-K filed May 10, 2016**
> **File No. 1-34392**

Dear Mr. Middleton:

We have reviewed your July 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 2. Summary of Significant Account Policies

Revenue Recognition, page F-10

1.     We note from your response to comment 1 that for sale-leaseback transactions entered into prior to December 31, 2015, at the time of the sale-leaseback with the third party financial institution, the fuel cells and hydrogen infrastructure assets are derecognized from your consolidated balance sheet and revenue is recognized for the sale of the fuel cell systems and related infrastructure. We further note that any profit on the sale of the

fuel cells and hydrogen infrastructure is deferred in accordance with ASC 840-40-25-3.  Please address the following:

- Explain to us where the fuel cells and hydrogen infrastructure assets are recorded on your balance sheet prior to the sale.
- Tell us how you determine the amount of profit to be deferred.
- Provide us with sample journal entries that show how you record the sale-leaseback transaction.

Form 8-K filed May 10, 2016

Exhibit 99.1

2.      We continue to evaluate your response to comment 2 and may have further comment.

You may contact Gary Newberry at (202) 551-3761 or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions.  You may also reach me at (202) 551-3662.


Sincerely,

/s/ Eric Atallah for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery